Exhibit 99.1

GERDAU S.A. ANNOUNCES COMMENCEMENT OF CASH TENDER
OFFER UP TO A MAXIMUM AGGREGATE CONSIDERATION OF
U.S.$500,000,000 FOR THE OUTSTANDING 4.750% BONDS DUE 2023,

5.893% BONDS DUE 2024 AND 4.875% BONDS DUE 2027

São Paulo, Brazil, November 4, 2021 – Gerdau S.A. (Bovespa: GGBR, NYSE: GGB, Latibex: XGGB) (“Gerdau” or the “Company”) today announced the commencement of an offer to purchase for cash up to a maximum amount of U.S. $500,000,000 (the “Aggregate Maximum Tender Consideration”) (including the Early Tender Payment, if applicable) of the outstanding (i) 4.750% Bonds due 2023 (the “2023 Bonds”) issued by Gerdau Trade Inc. (“GTI”); (ii) 5.893% Bonds due 2024 (the “2024 Bonds”) issued jointly by Gerdau Holdings Inc. (“GHI”) and GTL Trade Finance Inc. (“GTL”, and together with GTI and GHI, collectively, the “Issuers”) and, (iii) subject to a $200,000,000 sublimit (the “2027 Bonds Cap”), the 4.875% Bonds due 2027 (the “2027 Bonds”, and together with the 2023 Bonds and the 2024 Bonds, the “Bonds” and each, a “series” of Bonds) (the “Tender Offer”).

The Tender Offer is being made pursuant to the offer to purchase dated November 4, 2021 (the “Offer to Purchase”). The principal purpose of the Tender Offer is for the Issuers to manage their liabilities.

The table below summarizes certain payment terms for the Tender Offer:

Description of Bonds	CUSIP / ISIN Nos.	Outstanding Principal Amount	Reference U.S. Treasury Security	Bloomberg Reference Page	Fixed Spread (basis points)	Early Tender Payment (1)	Total Hypothetical Consideration (1) (2) (3)	Acceptance Priority Level	Tender Offer Cap
4.750% Bonds due 2023	G3925DAB6 / USG3925DAB67 37373WAB6 / US37373WAB63	U.S.$517,968,000	0.375% UST due October 31, 2023	PX1	+30	U.S.$30.00	U.S.$1,055.17	1	N/A
5.893% Bonds due 2024*	G24422AA8 / USG24422AA83 36249SAA1 / US36249SAA15	U.S.$355,452,000	0.125% UST due January 15, 2024	PX5	+50	U.S.$30.00	U.S$1,104.13	2	N/A
4.875% Bonds due 2027**	G3925DAD2 / USG3925DAD24 37373WAD2 / US37373WAD20	U.S.$650,000,000	1.125% UST due October 31, 2026	PX1	+175	U.S.$30.00	U.S.$1,104.39	3	$200,000,000

(1)  Per U.S. $1,000 principal amount of Bonds.

(2)  Excludes accrued interest, which will be paid in addition to the Tender Offer Consideration or the Total Consideration, as applicable.

(3)  Determined as of 5:00 pm New York City time on November 3, 2021, and assumes a Settlement Date (as defined below) of November 22, 2021.

* Consideration to be calculated to par call instead of maturity.

** Subject to the 2027 Bonds Cap of $200,000,000 (including the Early Tender Payment, if applicable).

The Tender Offer will expire at 11:59 p.m. New York City time, on December 3, 2021, unless extended or earlier terminated (such date and time, including as extended or earlier terminated, the “Expiration Date”). The early tender deadline for the Tender Offer will be 5:00 p.m., New York City time, on November 18, 2021 (such date and time, including as extended or earlier terminated, the “Early Tender Date”). Registered holders (each, a “Holder” and, collectively, the “Holders”) of the Bonds must validly tender their Bonds at or before the Early Tender Date in order to be eligible to receive the Early Tender Payment (as defined below) in addition to the Tender Offer Consideration (as defined below). Bonds tendered may be withdrawn prior to 5:00 p.m., New York City time, on November 18, 2021 (such date and time, the “Withdrawal Deadline”), but not thereafter, except as required by applicable law. The Issuers may, in their sole discretion and subject to applicable law, increase or decrease the Aggregate Maximum Tender Consideration and/or the 2027 Bonds Cap.

The Bonds will be purchased in accordance with the “Acceptance Priority Level” (in numerical priority order) as set forth in the table above (the “Acceptance Priority Level”), with Acceptance Priority Level 1 being the highest priority, and possible proration of the Bonds on the Early Settlement Date (as defined below), if elected, or the Final Settlement Date (as defined below) will be determined in accordance with the terms of the Tender Offer. Accordingly, 2023 Bonds validly tendered will be accepted before any 2024 Bonds or 2027 Bonds validly tendered are accepted and 2024 Bonds validly tendered will be accepted before any 2027 Bonds are accepted. However, Bonds validly tendered on or prior to the Early Tender Date will be accepted for purchase in priority to other Bonds tendered after the Early Tender Date, even if such Bonds tendered after the Early Tender Date have a higher Acceptance Priority Level than Bonds tendered on or prior to the Early Tender Date. If the aggregate total consideration payable (including the Early Tender Payment, if applicable) for the Bonds validly tendered exceeds the Aggregate Maximum Tender Consideration (and/or, with respect to the 2027 Bonds only, the 2027 Bonds Cap), only an amount of Bonds resulting in a total tender consideration less than or equal to the Aggregate Maximum Tender Consideration (and/or, with respect to the 2027 Bonds only, the 2027 Bonds Cap) validly tendered will be accepted for purchase. Accordingly, if the aggregate total consideration payable for the Bonds validly tendered and not validly withdrawn on or prior to the Early Tender Date exceeds the Aggregate Maximum Tender Consideration (and/or, with respect to the 2027 Bonds only, the 2027 Bonds Cap), Holders who validly tender Bonds after the Early Tender Date will not have any such Bonds accepted for payment regardless of the Acceptance Priority Level of such Bonds.

If, on the Early Settlement Date or Final Settlement Date, as applicable, only a portion of a series of Bonds may be accepted for purchase, the aggregate principal amount of such series of Bonds accepted for purchase will be prorated based upon the aggregate principal amount of that series of Bonds that have been validly tendered and not yet accepted for purchase in the Tender Offer, such that the Aggregate Maximum Tender Consideration will not be exceeded.

The total consideration for the Bonds of each series (the “Total Consideration”) will be determined in the manner described in the Offer to Purchase by reference to the applicable fixed spread specified for such series on the table above over the yield based on the bid-side price of the applicable U.S. Treasury Security specified for such series on the table above, as calculated by the Dealer Managers (as defined in the Offer to Purchase) at 10:00 a.m., New York City time, on November 18, 2021 (subject to certain exceptions set forth in the Offer to Purchase) for each U.S.$1,000 principal amount of the Bonds which includes, in each case, an early tender payment (the “Early Tender Payment”) of U.S.$30.00 per U.S. $1,000 principal amount of the Bonds, and in addition, in each case, the applicable Tender Offer Consideration (as defined below). Subject to purchase in accordance with the Acceptance Priority Level, the Aggregate Maximum Consideration, the 2027 Bonds Cap and possible proration, Holders validly tendering and not withdrawing Bonds at or before the Early Tender Date will be eligible to receive the Total Consideration (including the Early Tender Payment) on the Final Settlement Date (as defined below) or, if the Issuers so elect, a date following the Early Tender Date (the “Early Settlement Date”) as described in the Offer to Purchase.

Subject to purchase in accordance with the Acceptance Priority Level, the Aggregate Maximum Consideration, the 2027 Bonds Cap and possible proration, Holders validly tendering their Bonds after the Early Tender Date and prior to or at the Expiration Date will be eligible to receive (the “Tender Offer Consideration”), namely an amount, in each case, equal to the applicable Total Consideration less the Early Tender Payment, on a date promptly following the Expiration Date (the “Final Settlement Date”) (which date is expected to be on or about December 7, 2021, the second business day after the Expiration Date, but which may change without notice).

In addition, Holders whose Bonds are purchased in the Tender Offer will receive accrued and unpaid interest in respect of their purchased Bonds from the last interest payment date to, but not including, (i) in the case of any Bonds tendered at or before the Early Tender Date, the Final Settlement date or the Early Settlement Date (should the Issuers elect to make a payment on the Early Settlement Date) and (ii) in the case of any remaining Bonds tendered after the Early Tender Date, the Final Settlement Date, as the case may be.

The obligation of the Issuers to accept for purchase, and to pay for, Bonds validly tendered pursuant to the Tender Offer is subject to, and conditioned upon, the satisfaction or waiver of certain conditions as set forth in the Offer to Purchase, in the sole discretion of the Issuers.

The Information and Tender Agent for the Tender Offer is D.F. King & Co. To contact the Information and Tender Agent, banks and brokers may call +1 (212) 269-5550, all others may call +1 (866) 207-3636 or email gerdau@dfking.com.

The Dealer Managers for the Tender Offer are Banco BTG Pactual S.A. – Cayman Branch, BofA Securities, Inc., Morgan Stanley & Co. LLC and Santander Investment Securities Inc. Any questions or requests for assistance may be directed to Banco BTG Pactual S.A. – Cayman Branch at Collect: +1 (212) 293-4600 or by email at OL-DCM@btgpactual.com, BofA Securities, Inc. at Collect: +1 (646) 855-8988 or U.S. Toll-Free: +1 (888) 292-0070, Morgan Stanley & Co. LLC at Collect: +1 (212) 761-1057 or U.S. Toll-Free: +1 (800) 624-1808 or Santander Investment Securities Inc. at Collect: +1 (212) 940-1442 or U.S. Toll-Free: (855) 404-3636. In addition, Holders may contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Tender Offer.

Documents in connection with the Tender Offer are available at the offices of the Information Agent, D.F. King & Co., Inc., 48 Wall Street, 22nd Floor, New York, New York 10005, Attn: Andrew Beck.

This notice does not constitute or form part of any offer or invitation to purchase, or any solicitation of any offer to sell, the Bonds or any other securities in the United States or any other country, nor shall it or any part of it, or the fact of its release, form the basis of, or be relied on or in connection with, any contract therefor. The Tender Offer is made only by and pursuant to the terms of the Offer to Purchase and the information in this notice is qualified by reference to the Offer to Purchase. None of the Issuers, the Dealer Managers or the Information and Tender Agent make any recommendations as to whether Holders should tender their Bonds pursuant to the Tender Offer.

* * *

This notice to the market does not represent an offer to sell securities or a solicitation to buy securities in the United States or in any other country.

This notice to the market is released for disclosure purposes only, in accordance with applicable legislation. It does not constitute marketing material, and should not be interpreted as advertising an offer to sell or soliciting any offer to buy securities issued by any of the Issuers. This notice to the market is not for distribution in or into or to any person located or resident in the United States, its territories and possessions, any state of the United States or the District of Columbia or in any jurisdiction where it is unlawful to release, publish or distribute this announcement, other than any exemption thereunder.

Forward-Looking Statements

This notice includes and references “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may relate to, among other things, the Issuers’ business strategy, goals and expectations concerning its market position, future operations, margins and profitability.

Although the Issuers believe the assumptions upon which these forward-looking statements are based are reasonable, any of these assumptions could prove to be inaccurate and the forward-looking statements based on these assumptions could be incorrect.

The matters discussed in these forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results and trends to differ materially from those made, projected, or implied in or by the forward-looking statements depending on a variety of uncertainties or other factors.

The Issuers undertake no obligation to update any of their forward-looking statements.

4